SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Semitool, Inc.

(Name of Subject Company (Issuer))

Jupiter Acquisition Sub, Inc. (Offeror)

Applied Materials, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Joseph J. Sweeney, Esq.

Senior Vice President, General Counsel

and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95052-8039

(408) 727-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*: $373,489,952	Amount of Filing Fee**: $20,841

*	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $11.00 (i.e. the tender offer price) and (ii) 33,953,632, the estimated maximum number of shares of Semitool common stock to be acquired in the tender offer (which number is composed of 32,751,356 shares of Semitool common stock outstanding as of November 16, 2009, 1,192,226 shares of Semitool common stock issuable upon the exercise of outstanding options having an exercise price of less than $11.00 and 10,050 shares of Semitool common stock subject to restricted stock units).
**	The amount of the filing fee calculated in accordance with the Exchange Act, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 20,841	Form or registration no.: Schedule TO-T
Filing Party: Applied Materials, Inc. and Jupiter Acquisition Sub, Inc.	Date Filed: November 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on November 19, 2009 by (i) Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), and (ii) Applied. The Schedule TO relates to the purchase of all of the outstanding shares of common stock, no par value per share, of Semitool, Inc. at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. This Amendment is being filed on behalf of Acquisition Sub and Applied. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is amended and supplemented as follows:

The Offer expired at 12:00 midnight (one minute after 11:59 p.m.), Eastern Standard Time, on December 17, 2009. Based on final information provided by BNY Mellon Shareowner Services, the Depositary for the Offer, 31,383,084 shares of Semitool common stock (including 1,623,114 of such shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) were validly tendered and not withdrawn immediately prior to the expiration of the Offer. The tendered shares represent over 95% of the shares of Semitool common stock outstanding. Following the expiration of the Offer, Acquisition Sub accepted for payment all tendered shares in accordance with the terms of the Offer, and Acquisition Sub will promptly pay for such shares.

On December 18, 2009, Applied issued a press release announcing the completion of the Offer. The press release is filed as Exhibit (a)(18) to the Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

(a)(18)	Press Release issued by Applied Materials, Inc. on December 18, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JUPITER ACQUISITION SUB, INC.

By:	/s/ THOMAS T. EDMAN
Name:	Thomas T. Edman
Title:	President

APPLIED MATERIALS, INC.

By:	/s/ JOSEPH J. SWEENEY
Name:	Joseph J. Sweeney
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: December 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 19, 2009.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Joint Press Release issued by Applied Materials, Inc. and Semitool, Inc. on November 17, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on November 17, 2009).

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 19, 2009.*

(a)(9)	Press Release issued by Applied Materials, Inc. on November 19, 2009.*

(a)(10)	Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461 (B)) filed on November 19, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(11)	Amended Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461 (B)) filed on November 25, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(12)	Complaint captioned Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)) filed on November 30, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(13)	Press Release issued by Applied Materials, Inc. on December 2, 2009.*

(a)(14)	Press Release issued by Applied Materials, Inc. on December 7, 2009.*

(a)(15)	Complaint captioned Marvel vs. Thompson, et al. (Cause No. DV-09-1526(B)) filed on December 4, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(16)	Press Release issued by Applied Materials, Inc. on December 8, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on December 8, 2009).

(a)(17)	Press Release issued by Applied Materials, Inc. on December 17, 2009.*

(a)(18)	Press Release issued by Applied Materials, Inc. on December 18, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and Semitool, Inc.*

(d)(2)	Noncompetition Agreement, dated as of November 16, 2009, by Larry E. Murphy in favor of and for the benefit of Applied Materials, Inc.*

(d)(3)	Noncompetition Agreement dated as of November 16, 2009, by Raymon F. Thompson in favor of and for the benefit of Applied Materials, Inc.*

(d)(4)	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Right; Paul M. Siblerud; Klaus Pfeifer and Richard C. Hegger.*

(d)(5)	Consulting Agreement, dated as of November 16, 2009, between Applied Materials, Inc. and Raymon F. Thompson.*

(d)(6)	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.